Consolidated Financial Statements

Prepared by Management

Years Ended December 31, 2011 and 2010

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Endeavour Silver Corp. (“the Company”) have been prepared by management in accordance with International Financial Reporting Standards (IFRS), and within the framework of the significant accounting policies disclosed in the notes to these consolidated financial statements.

Management, under the supervision and participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and United States securities regulations. We, as CEO and CFO, will certify our annual filings with CSA and SEC, as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934, respectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out its responsibility principally through its Audit Committee which is independent from management.

The Audit Committee of the Board of Directors meets with management to review results of the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of internal controls, including management’s assessment; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss the audit work, financial reporting matters and our internal control over financial reporting. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors.

March 15, 2012

/s/ Bradford Cooke	/s/ Dan Dickson

Chief Executive Officer	Chief Financial Officer

Endeavour Silver Corp.	Page - 2 -

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Endeavour Silver Corp.

We have audited the accompanying consolidated financial statements of Endeavour Silver Corp., which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Endeavour Silver Corp. as at December 31, 2011, December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants

March 15, 2012
Vancouver, Canada

Endeavour Silver Corp.	Page - 3 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of US dollars)

		December 31,	December 31,	January 1,
		2011	2010	2010
	Notes		(Note 22)	(Note 22)
ASSETS
Current assets
Cash and cash equivalents	4	$75,434	$68,037	$26,702
Investments	5	34,099	23,641	4,521
Accounts receivable	6	7,392	8,456	6,682
Inventories	7	34,195	12,883	6,032
Prepaid expenses		3,773	2,061	1,028
Total current assets		154,893	115,078	44,965
Long term deposits		600	778	1,153
Mineral property, plant and equipment	9	93,528	71,241	55,425
Total assets		$249,021	$187,097	$101,543

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$9,084	$9,464	$5,230
Current portion of promissory note	10	-	231	231
Accrued interest on convertible debentures	12	-	-	254
Income taxes payable		3,482	3,260	545
Total current liabilities		12,566	12,955	6,260

Promissory note	10	-	56	248
Provision for reclamation and rehabilitation	11	2,729	2,524	2,018
Deferred income tax liability	20	20,806	12,623	7,545
Liability portion of convertible debentures	12	-	-	3,666
Derivative liabilities	14	13,130	29,348	29,749
Total liabilities		49,231	57,506	49,486

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 87,378,748 shares (Dec 31, 2010 - 80,720,420 shares and Jan 1, 2010 - 60,626,203 shares)	Page 6	259,396	205,862	109,413
Contributed surplus	Page 6	8,819	7,793	7,319
Accumulated comprehensive income (loss)	Page 6	(1,700)	1,444	537
Deficit		(66,725)	(85,508)	(65,212)
Total shareholders' equity		199,790	129,591	$52,057
Total liabilities and shareholders' equity		$249,021	$187,097	$101,543

Commitments (note 9 & note 21(b))

The accompanying notes are an integral part of the consolidated financial statements.

Endeavour Silver Corp.	Page - 4 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Years Ended
		Dec 31,	Dec 31,
		2011	2010
	Notes		(Note 22)

Revenue		$127,997	$86,510

Cost of sales:
Direct production costs	19	39,409	40,302
Royalties	19	2,228	1,212
Stock-based compensation	19	466	694
Amortization and depletion	19	17,094	14,913
		59,197	57,121
Mine operating earnings		68,800	29,389
Expenses:
Exploration	15	10,207	4,826
General and administrative	16	11,050	8,998
		21,257	13,824
Operating earnings		47,543	15,565
Mark-to-market loss on derivative liabilities	14	13,658	22,113
Finance costs	17	34	7,233
Other income (expense):
Foreign exchange (loss) gain		(4,750)	1,245
Investment and other income	3 (c)	6,477	673
		1,727	1,918

Earnings (loss) before income taxes		35,578	(11,863)
Income tax expense:
Current income tax expense	20	8,778	3,786
Deferred income tax expense	20	8,045	4,794
		16,823	8,580

Net earnings (loss) for the period		18,755	(20,443)

Other comprehensive income, net of tax
Net change in fair value of available for sale investments	5	(3,144)	907

Comprehensive income (loss) for the period		15,611	(19,536)

Basic earnings (loss) per share based on net earnings		$0.22	$(0.31)
Diluted earnings (loss) per share based on net earnings	13 (h)	$0.22	$(0.31)

Basic weighted average number of shares outstanding		84,326,682	65,646,786
Diluted weighted average number of shares outstanding	13 (h)	86,364,543	65,646,786

The accompanying notes are an integral part of the consolidated financial statements.

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(expressed in thousands of U.S. dollars, except share amounts)

					Accumulated
					other
		Number of	Share	Contributed	comprehensive		Total
	Note	shares	Capital	Surplus	income (loss)	Deficit	Equity
January 1, 2010 (Note 22)		60,626,203	$109,413	$7,319	$537	$(65,212)	$52,057
Issued on public offering		8,710,000	49,310				49,310
Exercise of options	13 (d)	1,762,500	7,080	(3,020)			4,060
Exercise of warrants	13 (g), 14 (a)	2,142,761	13,885	(356)			13,529
Exercise of convertible debentures	12, 14 (b)	6,658,382	23,091				23,091
Issued through stock bonus plan	13 (f )	41,500	193				193
Issued on acquisition of mineral properties	9 (a)	642,204	2,358				2,358
Share appreciation rights	13 (e)	136,870	532	(532)			-
Stock based compensation	13 (d)			4,529			4,529
Unrealized gain (loss) on available for sale assets	5				1,102		1,102
Realized gain (loss) on available for sale assets					(195)		(195)
Expiry and forfeiture of options				(147)		147	-
Loss for the year						(20,443)	(20,443)
December 31, 2010 (Note 22)		80,720,420	205,862	7,793	1,444	(85,508)	129,591

Exercise of options	13 (d)	1,925,000	8,902	(3,066)			5,836
Exercise of warrants	13 (g), 14 (a)	4,633,898	44,109	(214)			43,895
Issued through stock bonus plan	13 (f )	3,600	39				39
Cancelled escrow shares	13 (b)	(93,750)					-
Share appreciation rights	13 (e)	189,580	484	(484)			-
Stock based compensation	13 (d)			4,818			4,818
Unrealized gain (loss) on available for sale assets	5				(3,686)		(3,686)
Realized gain (loss) on available for sale assets					542		542
Expiry and forfeiture of options				(28)		28	-
Earnings for the year						18,755	18,755
December 31, 2011		87,378,748	$259,396	$8,819	$(1,700)	$(66,725)	$199,790

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)

		Year Ended	Year Ended
		Dec. 31	Dec. 31
		2011	2010
	Notes		(Note 22)

Operating activities
Net earnings (loss) for the period		$18,755	$(20,443)
Items not affecting cash:
Stock-based compensation	13 (d)	4,857	4,613
Depreciation and depletion		17,272	15,132
Deferred income tax provision	20	8,045	4,794
Unrealized foreign exchange loss (gain)		1,600	(1,689)
Mark to market loss on derivative liability	14	13,658	22,113
Loss on conversion of convertible debentures	12	-	5,519
Finance costs	17	34	1,632
Allowance for related party receivable	8	181	-
Gain on marketable securities		(542)	(195)
Net changes in non-cash working capital	18	(15,028)	(892)
Cash from operating activities		48,832	30,584

Investing activites
Property, plant and equipment expenditures	9	(46,942)	(29,984)
Investment in short term investments		(35,569)	(21,030)
Proceeds from sale of short term investments		22,509	3,215
Proceeds from long term deposits		178	375
Cash used in investing activities		(59,824)	(47,424)

Financing activities
Common shares issued on exercise of options and warrants	13 (d)(g)	19,974	7,946
Common shares issued on public offering	13 (c)	-	52,431
Share issuance costs		(119)	(3,121)
Interest paid	12	-	(989)
Cash from financing activites		19,855	56,267

Effect of exchange rate change on cash and cash equivalents		(1,466)	1,908
Increase (decrease) in cash and cash equivalents		8,863	39,427
Cash and cash equivalents, beginning of period		68,037	26,702
Cash and cash equivalents, end of period		$75,434	$68,037

See note 18 for supplementary cash flow information.

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Endeavour Silver Corp. (the “Company” or “Endeavour Silver”) is a corporation governed by the Business Corporation Act (British Columbia). The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation and in exploration activities in Chile. The address of the registered office is #301 – 700 West Pender Street, Vancouver, B.C., V6C 1G8.

2.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting for the year ended December 31, 2011. These are the Company’s first consolidated financial statements prepared in accordance with IFRS and IFRS 1 First-time adoption of International Financial Reporting Standards has been applied.

Subject to certain transition elections disclosed in Note 22, we have consistently applied the same accounting policies in our opening IFRS statement of financial position as at January 1, 2010 and throughout all periods presented, as if the policies had always been in effect. Note 22 discloses the impact of the transition from Canadian Generally Accepted Accounting Principles to IFRS on our reported financial position, operating earnings and cash flows, including the nature and effect of significant changes in accounting policies from those used in our Consolidated Financial Statements for the year ended December 31, 2010. IFRS 1, which governs the first-time adoption of IFRS, generally requires accounting policies to be applied retrospectively to determine the opening statement of financial position on our transition date of January 1, 2010 and allows certain exemptions on transition to IFRS. The elections that are considered significant to the Company and we have applied are disclosed in Note 22.

The Board of Directors approved the financial statements for issue on March 15, 2012.

These consolidated financial statements are presented in the Company’s functional currency of US dollars including the accounts of the Company and its wholly owned subsidiaries Endeavour Gold Corporation S.A. de C.V., Endeavour Capital S.A. de C.V. SOFOM ENR, Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanacevi S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanacevi S.A. de C. V., Minas Bolanitos S. A. de C.V., Guanacevi Mining Services S.A. de C.V., Recursos Humanos Guanacevi S.A. de C.V. and Minera Plata Carina Spa. All significant intercompany transactions and balances have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies below have been applied consistently to all periods presented and by all subsidiaries in the group.

(a)	Currency Translation

The functional and reporting currency for the Company and its subsidiaries is the US dollar. Transactions in currencies other than an entity’s functional currency are recorded at the rates of exchange prevailing on dates of transactions. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical costs in a foreign currency are not re-translated. Foreign currency translation differences are recognized in profit or loss, except for differences on the re-translation of non-monetary available-for-sale instruments which are recognized in other comprehensive income.

(b)	Use of estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management judgement relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, estimating the fair value of convertible debentures components, impairment of long-lived assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of non-cash stock -based compensation. Actual results could differ materially from those estimates.

Endeavour Silver Corp.	Page -8 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

(c)	Financial instruments

Financial assets and financial liabilities, including derivatives, are measured at fair value on initial recognition and recorded on the statement of financial position. Measurement in subsequent periods depends on whether the financial instrument has been classified as financial assets at fair value through profit or loss, held for trading, available-for- sale financial assets, held-to-maturity, loans and receivables, financial liabilities at fair value through profit or loss or financial liabilities measured at amortized cost.

Financial assets and liabilities at fair value through profit or loss are measured at fair value with changes in those fair values recognized in net earnings. Financial assets and financial liabilities considered held- to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available- for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Derivative instruments, including embedded derivatives, are recorded on the statement of financial position at fair value. Changes in the fair values of derivative instruments are recognized in net earnings.

Realized gains and losses on short term metal derivative transactions are presented as Investment and other income.

(d)	Fair value of financial instruments

The fair values of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity. Investments, consisting of money market investments, marketable securities and notes are recorded at fair value with unrealized gains and losses at the reporting date recognized in comprehensive income unless unrealized losses are indicative of impairments in value.

(e)	Cash and cash equivalents

Cash and cash equivalents consist of deposits in banks and highly liquid investments with an original maturity at the date of the purchase of no more than ninety days or are readily convertible into cash. Cash and cash equivalents are classified as loans and receivables.

(f)	Marketable securities

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation. Share investments are classified as available-for-sale and carried at fair value with unrealized gains and losses at the reporting date recognized in comprehensive income.

(g)	Inventories

Product inventories are valued at the lower of average production cost and net realizable value. Work-in-process inventories, including ore stockpiles are valued at the lower of average production cost and net realizable value, after an allowance for further processing costs. Finished goods inventory characterized as Dore bars or concentrate is valued at the lower of average production costs and net realizable value. Materials and supplies are valued at the lower of cost and replacement cost. Similar inventories within the consolidated group are measured using the same method, and the reversal of previous write-downs to net realizable value is required when there is a subsequent increase in the value of inventories.

(h)	Mineral properties, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of mineral properties, plant or equipment items consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which is located. Mineral properties include direct costs of acquiring properties (including option payments) and costs incurred directly in the development of properties once the technical feasibility and commercial viability has been established.

Exploration and evaluation costs are those costs required to find a mineral property and determine commercial feasibility. These costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves. Project costs related to exploration and evaluation activities are expensed as incurred until such time as the Company has defined mineral reserves. Thereafter, costs for the project are capitalized prospectively as capitalized exploration and evaluation costs in property, plant and equipment. The Company also recognizes exploration and evaluation costs as assets when acquired as part of a business combination, or asset purchase with these assets recognized at cost.

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

Capitalized exploration and evaluation costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized exploration and evaluation costs are transferred to capitalized development costs within property, plant and equipment. Technical feasibility and commercial viability generally coincides with the establishment of proven and probable reserves; however, this determination may be impacted by management’s assessment of certain modifying factors.

Where an item of plant and equipment comprises major components with different useful lives; the components are accounted for as separate items of plant and equipment.

Plant and equipment are recorded at cost and amortized using the straight-line method at rates varying from 10% to 30% annually. The accumulated costs of mineral properties that are developed to the stage of commercial production are amortized using the units of production basis using proven and probable reserves (as defined by National Instrument 43-101).

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for property, plant and equipment and any changes arising from the assessment are applied by the Company prospectively.

(i)	Impairment

The Company’s tangible assets are reviewed for an indication of impairment at each statement of financial position date. If indication of impairment exists, the asset’s recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period.

The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash -generating unit to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss with respect to goodwill is never reversed.

Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the general likelihood that the Company will continue exploration. The Company does not set a pre-determined holding period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re -evaluated to determine if future exploration is warranted and their carrying values are appropriate.

If any area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

(j)	Reclamation and rehabilitation obligations

The Company recognizes provisions for statutory, contractual, constructive or legal obligations associated with the decommissioning and reclamation of mineral property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. A liability is recognized at the time environmental disturbance occurs and the resulting costs are capitalized to the corresponding asset. The provision for reclamation and rehabilitation obligations is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and is discounted at a pre-tax rate specific to the liability. The capitalized amount is amortized on the same basis as the related asset. The liability is adjusted for the accretion of the discounted obligation and any changes in the amount or timing of the underlying future cash flows.

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

In subsequent periods, the liability is adjusted for any changes in the amount or timing of the estimated future cash costs and for the accretion of discounted underlying future cash flows. The unwinding of the effect of discounting the provision is recorded as a finance cost in the income statement.

(k)	Revenue recognition

Mineral revenue, based upon prevailing metal prices, is recognized upon delivery when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when collection is reasonably assured. Revenue is subject to adjustment upon final settlement of metal prices, weights and assays. Historically any such adjustments have been insignificant.

(l)	Stock based payments

The Company has a share option plan which is described in Note 13(d). The Company records all stock-based compensation for options using the fair value method with graded vesting. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged over the vesting period. The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and vesting conditions are met. The offset is credited to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital. For those options that expire or are forfeited after vesting, the amount previously recorded in contributed surplus is transferred to retained deficit.

(m)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Deferred tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Deferred tax assets are recognized to the extent that recovery is considered probable.

(n)	Earnings per share

Basic earnings per share is computed by dividing the earnings/(loss) available to common shareholders by the weighted average number of shares outstanding during the period. For all periods presented, profit available to common shareholders equals the reported profit. The Company uses the treasury stock method for calculating diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.

(o)	Changes in accounting standards

In October 2010, the IASB issued amendments to IFRS 7 – Financial Instruments: Disclosures that improve the disclosure requirements in relation to transferred assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

In December 2010, the IASB issued an amendment to IAS 12 – Income Taxes which provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents of the Company are comprised of bank balances and highly liquid investments that are readily converted to cash with an original maturity of 90 days or less.

	December 31	December 31	January 1
	2011	2010	2010
Bank balances	$63,215	$25,253	$22,889
Short term deposits	12,219	42,784	3,813
	$75,434	$68,037	$26,702

5.	INVESTMENTS

	December 31	December 31	January 1
	2011	2010	2010
Money market investments	$16,473	$20,009	$-

Notes receivable:
Carrying value	2,133	2,133	2,133
Unrealized gain (loss)	1,074	953	-
Unrealized foreign exchange gain (loss)	275	465	343
	3,482	3,551	2,476

Investment in marketable securities, at cost	17,173	35	1,828
Unrealized gain (loss) on marketable securities	(2,960)	41	150
Unrealized foreign exchange gain (loss)	(69)	5	67
	14,144	81	2,045

	$34,099	$23,641	$4,521

The money market investments are designated as held for trading, are classified as Level 1 (see note 21) in the fair value hierarchy and have original maturities greater than 90 days and maturities less than one year.

At December 31, 2011 the Company held Canadian dollar denominated restructured Asset Backed Commercial Paper Notes (the “Notes”) that were obtained in February 2009 from the restructuring of Canadian Asset Backed Commercial Paper (“ABCP”).

				Dec 31, 2011	Dec 31, 2010	Jan 1, 2010
Notes	Maturity Dates	Interest Rate	Face Amount	Market Value	Market Value	Market Value
MAV II Class A-1	July 15, 2056	BA - 0.5%	$3,219	$2,242	$2,334	$1,629
MAV II Class A-2	July 15, 2056	BA - 0.5%	1,093	675	705	525
MAV II Class B	July 15, 2056	BA - 0.5%	198	104	84	-
MAV II Class C	July 15, 2056	BA + 20.0%	140	47	15	-
IA Tracking Class 15		BA - 0.5%	464	414	413	322
			$5,114	$3,482	$3,551	$2,476

The Company has classified the Notes as Level 1 in the fair value hierarchy and as available for sale. Management has recorded the Notes at their estimated fair market value with the impact of fair value fluctuations and any related foreign exchange gains or losses recognized in other comprehensive income, unless such gains or losses are declines in value that are concluded to be impairments, in which case the declines will be charged to operations. During 2007 and 2008, prior to an active market being established and the restructuring of the ABCP, the Company recorded a total impairment charge to operations of $2,700.

The marketable securities are classified as Level 1 in the fair value hierarchy and as available for sale. The fair value of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security.

Endeavour Silver Corp.	Page -12 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

6.	ACCOUNTS RECEIVABLE

		December 31	December 31	January 1
	Note	2011	2010	2010

IVA receivables		$5,693	$7,895	$4,497
Income tax receivables		1,489	124	1,869
Due from related parties	8	55	218	243
Other receivables		155	219	73
Total accounts receivable		7,392	8,456	6,682

7.	INVENTORIES

	December 31	December 31	January 1
	2011	2010	2010

Warehouse inventory	$5,336	$3,703	$2,446
Stockpile inventory (1)	10,078	6,498	1,380
Finished Goods inventory (2)	18,466	2,388	1,810
Work in process inventory	315	294	396
	$34,195	$12,883	$6,032

(1)	The Company has stockpiled 130,000 tonnes of mined ore as of December 31, 2011 (December 31, 2010 – 110,000 tonnes).
(2)

The Company held 980,109 silver ounces and 5,407 gold ounces as of December 31, 2011 (December 31, 2010 - 127,097 and 957, respectively). These ounces are carried at cost, however as at December 31, 2011, the quoted market value of the silver is $27,619 (December 31, 2010 - $3,893) and the quoted market value of the gold is $8,278 (December 31, 2010 - $1,346)

8.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with related party companies, with directors and management in common and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis. The Company has a $55 net receivable related to administration costs and other items outstanding as of December 31, 2011 (December 31, 2010 – $104).

One of the companies that the Company administrative services and office space with has been unable to meet its obligations. The Company has provided an allowance totaling $181.

The Company paid $126 for legal services to a legal firm in which the Company’s Corporate Secretary is a partner (December 31, 2010 - $388). The Company has a $4 payable related to legal costs outstanding as of December 31, 2011 (December 31, 2010 - $39) .

Key management personnel

The key management of the Company comprises the executive and non-executive directors, the members of the executive and the company secretary. Their compensation was as follows:

	2011	2010

Salaries and short-term employee benefits	$2,916	$2,421
Non-executive directors' fees	154	132
Share-based payments	4,082	3,745
	$7,152	$6,298

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

The amount disclosed for share-based payments is the expense for the period calculated in accordance with IFRS 2, Share - based payments. The cost of a share-based payment award is spread over the vesting periods of the award. Therefore the charge in the period comprises parts of that year’s awards and those of preceding years that vested within the period.

9.	MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment comprise:

	Mineral		Machinery &		Transport &
	property	Plant	equipment	Building	office equipment	Total
Cost
Balance at January 1, 2010	$46,937	$17,796	$11,498	$1,861	$1,926	$80,018
Additions	21,420	6,790	3,780	314	530	32,834
Disposals	-	(3)	-	-	(42)	(45)

Balance at December 31, 2010	68,357	24,583	15,278	2,175	2,414	112,807
Additions	22,008	12,848	11,356	637	1,205	48,054
Disposals	-	-	-	-	(59)	(59)

Balance at December 31, 2011	$90,365	$37,431	$26,634	$2,812	$3,560	$160,802

Accumulated amortization
Balance at January 1, 2010	$16,163	$5,018	$2,132	$359	$921	$24,593
Amortization	13,565	1,564	1,215	180	480	17,004
Disposals	-	-	-	-	(31)	(31)

Balance at December 31, 2010	29,728	6,582	3,347	539	1,370	41,566
Amortization	21,160	2,050	1,830	212	499	25,751
Disposals	-	-	-	-	(43)	(43)

Balance at December 31, 2011	50,888	8,632	5,177	751	1,826	67,274

Net book value
At January 1, 2010	$30,774	$12,778	$9,366	$1,502	$1,005	$55,425
At December 31, 2010	$38,629	$18,001	$11,931	$1,636	$1,044	$71,241
At December 31, 2011	$39,477	$28,799	$21,457	$2,061	$1,734	$93,528

As of December 31, 2011, the Company had $850 committed to capital equipment purchases for 2012.

(a)	Guanacevi

In June 2005, the Company acquired nine silver mining properties in the Guanacevi district, Durango, Mexico, from Industrias Peñoles S.A. de C.V. (“Peñoles”). The Company is required to send all mineral production from these properties to the Peñoles smelter in Torreon, Mexico, for smelting and refining. Peñoles retains a 3% net proceeds royalty on future production after deduction of all shipping and smelting costs, including taxes and penalties if any. In 2011, the Company paid $2,228 in royalties (2010 - $1,211)

On November 29, 2007, the Company signed an option to acquire a 100% interest in 15 properties within the San Pedro district in the state of Durango. The Company issued 120,000 common shares and 60,000 one-year warrants with an exercise price of $4.65. The fair value of the warrants was determined to be $48; the fair value was based on an expected stock price volatility of 55.5%, expected life of one year and an estimated risk-free rate of 3.98%. The warrants expired unexercised. During the year ended December 31, 2010, the Company issued 570,776 shares with a market value at the time of issuance of $2,118 to acquire 100% of the properties.

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

In February 2009, the Company signed an option agreement to acquire Porvenir Cuatro concessions located in the Guanacevi district for payments totaling $700 over two years. The Company paid $100 on ratification of the option and issued 136,426 shares equivalent to $200. To acquire the property, the Company was required to issue an additional $240 worth of shares within one year of the agreement date and $160 in cash or shares within two years of the agreement date. During the year ended December 31, 2010, the Company issued 71,428 shares with a market value at the time of issuance of $240 and paid $160 to acquire the property.

Property concessions acquired by the Company in the Guanacevi District are maintained with nominal property tax payments to the Mexican government.

(b)	Guanajuato

In 2007, the Company acquired the exploitation contracts and underlying assets to the Guanajuato silver-gold mines located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico.

In 2010, the Company acquired a 100% interest in 192 hectares titled the Belen properties, located in the Guanajuato district for total remuneration of $200. The Company is required to pay a 2% net smelter return (“NSR”) royalty on any production from the Belen properties.

The Company holds various property concessions in the Guanajuato District that it maintains with nominal property tax payments to the Mexican government.

(c)	Parral

In August 2009, the Company acquired the option to acquire a 100% interest in the San Juanico properties by making $130 payments over 18 months and a final payment of a minimum $300 up to a maximum of $1,900 based on the NI 43-101 compliant silver-equivalent resources at the exercise date (using gold as an equivalent based on a price ratio of silver and gold) within 24 months. The Company has paid $130 of the option as of December 31, 2011. As of December 31, 2010, the Company had completed a NI 43-101 compliant resource estimate indicating silver equivalent resources to be less than 10 million ounces resulting in a final payment of $300.

(e)	San Sebastian

In February 2010, the Company acquired the option to acquire a 100% interest in the San Sebastian properties, located in Jalisco, Mexico by paying a total of $2,750 over three years, of which the Company has paid $300. Subsequent to year end, the Company made a $150 payment. The Company is required to pay a 2% NSR royalty on any production from the San Sebastian properties.

(f)	Panuco

In August 2011, the Company acquired the option to acquire 51% interest in the Panuco property, located in Durango, Mexico by paying a total of $145 over one year, of which the Company paid $75 on ratification of the option agreement and completing $4,000 on exploration expenditures over 4 years. If the Company exercises its option to acquire 51% of the property a Joint Venture will be formed between the seller and the Company. The Company can acquire up to 70% of the Joint Venture by completing a resource estimate compliant with National Instruments 43-101 within 2 years of acquiring 51% of the property and completing a feasibility study within 4 years of acquiring 51% of the property.

(g)	Lomas Bayas/Presidenta

In August 2011, the Company acquired the option to acquire a 100% interest in the La Presidenta property, located in Chile by paying a total of $400 over three years, of which the Company paid $15 on ratification of the option agreement. The agreement required a formula-based payment to the owners of the La Presidenta property within six months of the final option payment. The formula based payment would be payable in common stock based on NI 43- 101 resource estimate, paying $0.25 per silver equivalent ounce of reserves and measured and indicated ounces and $0.15 per inferred silver equivalent ounce. A 2% NSR royalty would be paid on production of any subsequent discovered ounces. Subsequent to year end, the Company dropped its interest in the La Presidenta property resulting in a write off of $65 of acquisition costs during 2011.

Endeavour Silver Corp.	Page - 15-

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

In October 2011, the Company acquired the option to acquire a 100% interest in the Lomas Bayas properties, located in Chile by paying a total of $2,500 over two years, of which the Company paid $50 on ratification of the option agreement. The agreement required a formula-based payment to the owners of the Lomas Bayas properties within six months of the final option payment. The formula based payment would be payable in common stock based on NI 43- 101 resource estimate, paying $15 per gold equivalent ounce for reserves, measured and indicated ounces and $10 per gold equivalent inferred ounce. Subsequent to year end, the Company dropped its interest in the Lomas Bayas property.

(h)	Mineral property contingencies

Management believes the Company has diligently investigated rights of ownership of all of the mineral properties to a level which is acceptable by prevailing industry standards with respect to the current stage of development of each property in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

10.	PROMISSORY NOTE

In April 2009, the Company purchased $918 of mining equipment from Sandvik Mining and Construction de Mexico SA de CV (“Sandvik”). The Company financed $596 of the purchase by a promissory note, which was to be paid with equal installments over a 36 month period incurring simple annual interest of 10% on the outstanding balance. As of December 31, 2011 there is no remaining balance outstanding (Dec. 31, 2010 - $287). The promissory note was recognized at amortized cost.

11.	PROVISON FOR RECLAMATION AND REHABILITATION

The Company’s environmental permit requires that it reclaim certain land it disturbs during mining operations. Significant reclamation and closure activities include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs. Although the ultimate amount of the reclamation and rehabilitation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of probability weighted estimated cash flows required to settle the Company’s estimated obligations is $1,670 for the Guanacevi mine operations and $858 for the Guanajuato mine operations.

The timing of cash flows has been estimated based on the mine lives using current reserves and the present value of the probability weighted future cash flows assumes a risk free rate specific to the liability of 1.51% for Guanacevi and 0.29% for Guanajuato and an inflation rate of 2.12% for Guanacevi and 1.64% for Guanajuato.

Changes to the reclamation and rehabilitation provision balance during the period are as follows:

Balance at January 1, 2010	$2,018

Changes during the period:
Liabilities incurred at Guanacevi	269
Liabilities incurred at Guanajuato	90
Unwinding of discount for the period	147
Balance at December 31, 2010	$2,524

Changes during the period:
Liabilities incurred at Guanacevi	100
Liabilities incurred at Guanajuato	75
Unwinding of discount for the period	30
Balance at December 31, 2011	$2,729

Endeavour Silver Corp.	Page - 16 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

12.	CONVERTIBLE DEBENTURES

In February 2009, the Company issued CAN $13,993 in 10% subordinated unsecured convertible redeemable debentures (the “Debentures”) maturing February 2014. The interest was 10% annually, paid quarterly in arrears. At any time, each Debenture was convertible by the holder into one unit consisting of one of the Company’s common shares and one half of a common share purchase warrant at an initial conversion rate of 526.3 units for each CAN $1,000 Debenture, representing an initial conversion price of CAN $1.90 per unit . Additional units would have become issuable following the occurrence of certain corporate acts or events. Each full share purchase warrant entitled the holder to purchase one common share at an exercise price of CAN $2.05 per share. Subsequent to August 26, 2010, each Debenture could be redeemed by the Company for cash, plus a redemption fee of 7%, provided the closing share price was greater than CAN $2.85 per share. In August 2010, the Company provided redemption notices to all debenture holders providing ten business days to convert all outstanding debentures, subsequently all outstanding debentures were converted. During the period of December 31, 2010, $5,519 loss was recorded on conversion of Debentures to units.

The convertible debentures underlying unit is denominated in a currency other than the Company’s functional currency and is therefore not considered to be indexed to the Company’s own stock. Therefore, the conversion feature was separated from the host contract and accounted for as a derivative instrument. The liability element was recognized at amortized cost. The derivative liability was accounted for at fair value with adjustments recognized through the statement of comprehensive income. See note 14 for further detail on the derivative liability component.

Convertible debentures
Opening balance at January 1, 2010	$3,666
Opening accrued interest	254
Accretion expense	1,632
Interest paid	(989)
Loss on conversion into common shares	5,519
Conversion into common shares	(10,220)
Foreign exchange loss on revaluation	138
Closing balance as Dec 31, 2010	$-

13.	SHARE CAPITAL

(a)

The Company considers the items included in the consolidated statement of changes in equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, convertible debentures, asset acquisitions or return capital to shareholders. As at December 31, 2011, the Company is not subject to externally imposed capital requirements.

	(b)	During the period 93,750 common shares, which were held in escrow as of December 31, 2010 were cancelled.

	(c)	Public Offering

In December 2010, the Company issued 8,710,000 common shares in a prospectus offering at CAN $6.15 per common share for gross proceeds of CAN $53,566. The agents received a cash commission of 5% totaling $2,621, while other share issuance costs totaled an additional $494 and have been included in equity.

Endeavour Silver Corp.	Page - 17 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

(d)	Purchase Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the current Company’s stock option plan approved by the Company’s shareholders in fiscal 2009 at exercise prices determined by reference to the market value on the date of the grant. The stock option plan allows for, with approval by the board, granting of options to its directors, officers, employees and consultants to acquire up to 10% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company’s stock option plan and change during the period presented:

Expressed in Canadian dollars	Year Ended		Year Ended
	December 31, 2011		December 31, 2010
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of Shares	price	of Shares	price

Outstanding, beginning of period	4,665,000	$3.17	5,187,700	$2.63
Granted	1,330,000	$8.22	1,819,000	$3.73
Exercised (1)	(2,205,000)	$3.02	(2,120,700)	$2.39
Cancelled	(93,000)	$3.56	(221,000)	$2.49
Outstanding, end of period	3,697,000	$5.07	4,665,000	$3.17

Options exercisable at period-end	2,547,400	$4.25	3,575,200	$3.00

(1) 280,000 options priced with a weighted average price of CAN $3.14 were cancelled in exchange for 189,580 share appreciation rights in the period ended December 31, 2011 (December 31, 2010 – 358,200 options priced with a weighted average price of CAN $2.48 were cancelled in exchange for 136,870 share appreciation rights).

The following tables summarize information about stock options outstanding at December 31, 2011:

Expressed in Canadian dollars
Options Outstanding			Options Exercisable
	Weighted
Number	Average	Weighted	Number	Weighted
Outstanding	Remaining	Average	Exercisable	Average
as at	Contractual Life	Exercise	as at	Exercise
Dec. 31, 2011	(Number of Years)	Prices	Dec. 31, 2011	Prices

300,000	2.5	$1.87	300,000	$1.87
40,000	5.5	$2.01	40,000	$2.01
1,998,200	3.2	$3.53	1,679,600	$3.50
10,000	3.8	$4.57	2,000	$4.57
30,000	3.9	$5.69	10,000	$5.69
1,293,800	4.5	$8.19	510,800	$8.19
25,000	4.7	$9.77	5,000	$9.77
3,697,000	3.6	$5.07	2,547,400	$4.25

During the period ended December 31, 2011, the Company recognized stock-based compensation expense of $4,858 (December 31, 2010 - $4,529) based on the fair value of the vested portion of options granted in prior periods.

The weighted average fair values of stock options granted and the assumptions used to calculate compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions for the period ended:

Endeavour Silver Corp.	Page - 18 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

	Year Ended	Year Ended
	December 31, 2011	December 31, 2010

Weighted average fair value of options granted during the period	$4.81	$1.94

Risk-free interest rate	2.02%	2.17%
Expected dividend yield	0%	0%
Expected stock price volatility	77%	77%
Expected option life in years	3.86	3.65

Option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise, expiry or cancellation and the vesting period of the grants. Volatility was estimated based on average daily volatility based on historical price observations over the expected term of the option grant. Changes in the subjective input assumptions can materially affect the estimated fair value of the options. The Company amortizes the fair value of stock options on a graded basis on a straight line basis over the respective vesting period of each tranche of stock options awarded. As of December 31, 2011, the non vested stock option expense not yet recognized was $2,339 (December 31, 2010 -$1,229) which is expected to be recognized over the next 18 months.

On May 26th, 2010, the Board of Directors approved a re-pricing of 15,000 employee options with weighted average remaining contractual life of 2.6 years and option price of CAN $5.36. The re-priced options weighted contractual life remained 2.6 years, while the options will have an exercise price of CAN $3.67 and a one year vesting period.

(e)	Share Appreciation Rights Plan

The Company’ share appreciation rights plan allows a participant the right (the “Right”), when entitled to exercise an Option, to terminate such Option in whole or in part by notice in writing to the Company and in lieu of receiving Common Shares pursuant to the exercise of the Option, and receive instead and at no cost to the participant that number of Common Shares, disregarding fractions, which, when multiplied by the market price on the day immediately prior to the exercise of the Right have a total value equal to the product of that number of Common Shares subject to the Option times the difference between the market price on the day immediately prior to the exercise of the Right and the Option exercise price. During fiscal 2011, 280,000 options (2010 – 358,200) were cancelled for the exchange of 189,580 share appreciation rights (2010 – 136,870).

(f)	Stock Bonus Plan

As of June 2, 2009, shareholders approved a stock bonus plan whereby the Board of Directors have the authority to grant common shares without par value in the Company to the directors, executive officers and employees of the Company up to, in aggregate, a maximum of 250,000 common shares per calendar year. During the year, 3,600 (2010 – 41,500) common shares were granted to employees of the Company valued at $39 (2010 - $193) expensed as stock based compensation.

(g)	Warrants

Exercise		Oustanding at				Oustanding at
Price	Expiry Dates	December 31, 2010	Issued	Exercised	Expired	December 31, 2011
CAN $
$1.90	February 25, 2014	532,500	-	-	-	532,500
$1.51	February 25, 2014	25,292	-	-	-	25,292
$1.90	February 26, 2014	462,142	-	(100,000)	-	362,142
$2.05	February 26, 2014	2,294,446	-	(1,150,510)	-	1,143,936
$3.60	October 7, 2011	2,941,150	-	(2,921,729)	(19,421)	-
$3.00	October 7, 2011	97,493	-	(97,493)	-	-
$3.60	October 26, 2011	489,117	-	(489,117)	-	-
		6,842,140	-	(4,758,849)	(19,421)	2,063,870

Endeavour Silver Corp.	Page - 19 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

The warrants with an expiry date of February 26, 2014, consisting of agents warrants issued for placing debentures and warrants issued on conversion of debentures, are eligible to be exercised “cashless” in which event no payment of the exercise price is required and the holder receives the number of shares based upon the intrinsic value of the warrants over the five day trading average prior to exercise. For the period ended December 31, 2011, 547,888 warrants (December 31, 2010 – 839,524) were elected by the holder to be exercised “cashless” resulting in 422,937 (December 31, 2010 – 464,268) cashless shares being issued.

Exercise		Oustanding at				Oustanding at
Price	Expiry Dates	December 31, 2009	Issued	Exercised	Expired	December 31, 2010
CAN $
$1.90	February 25, 2014	1,068,270	-	(535,770)	-	532,500
$1.51	February 25, 2014	131,792	-	(106,500)	-	25,292
$1.90	February 26, 2014	522,207	-	(60,065)	-	462,142
$2.05	February 26, 2014	315,787	3,329,168	(1,350,509)	-	2,294,446
$3.60	October 7, 2011	3,076,250	-	(135,100)	-	2,941,150
$3.00	October 7, 2011	266,769	-	(169,276)	-	97,493
$3.60	October 26, 2011	649,914	-	(160,797)	-	489,117
		6,030,989	3,329,168	(2,518,017)	-	6,842,140

(h)	Diluted Earnings per Share

		Year ended
		December 31	December 31
	Note	2011	2010
Basic and diluted earnings (loss)		$18,755	$(20,443)
Effect of anti-dilutive derivative liabilities:
Mark to market loss on warrant derivative liability	14	13,658	22,113
Adjusted diluted earnings		$32,413	$1,670

Basic weighted average number of shares outstanding		84,326,682	65,646,786
Effect of dilutive securities:
Stock options		1,726,589	-
Share purchase warrants		311,272	-
Diluted weighted average number of share outstanding		86,364,543	65,646,786

Effect of anti-dilutive derivative liabilities:
Share purchase warrants with embedded derivative liabilities		1,327,495	4,261,376
Adjusted diluted weighted average number of share outstanding		87,692,038	69,908,162

Diluted earnings (loss) per share		$0.22	$(0.31)
Adjusted diluted earnings per share		$0.37	$0.02

The effect of the outstanding share purchase warrants with embedded derivatives is anti-dilutive for the years ended December 31, 2011 and 2010.

Endeavour Silver Corp.	Page - 20 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

14.	DERIVATIVE LIABILITIES

	Warrants	Debentures	Total
Balance at January 1, 2010	$7,823	$21,926	$29,749
Issuances of financial liability	7,517	-	7,517
Exercise of financial liability	(9,642)	(20,388)	(30,030)
Mark to market loss (gain)	23,651	(1,538)	22,113
Balance at December 31, 2010	29,349	-	29,349

Exercise of financial liability	(29,877)	-	(29,877)
Mark to market loss (gain)	13,658	-	13,658
Balance at December 31, 2011	$13,130	$-	$13,130

(a)	Warrants

Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants have an exercise price denominated in a currency which is different to the functional currency of the Company (U.S. dollar), the warrants are treated as a financial liability. The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. The publicly traded warrants and warrants with similar characteristics were valued using the quoted market price as of exercise or at period end. For the non-publicly traded warrants, the Company uses Black- Scholes option pricing model to determine the fair value of the Canadian dollar denominated warrants. All warrants outstanding at December 31, 2011 will expire in 2014.

	Year Ended	Year Ended
	Dec 31, 2011	Dec 31, 2010
Outstanding warrants valued using Black-Scholes	1,676,436	2,826,946
Weighted average fair value of warrants at period end	$7.83	$5.83
Risk-free interest rate	0.95%	1.92%
Expected dividend yield	0%	0%
Expected stock price volatility	62%	78%
Expected warrant life in years	2.2	3.1

Outstanding warrants valued using market quotes	-	3,430,267
Quoted market price at period end	-	$3.75

(b)	Debentures

The convertible debentures underlying units were denominated in a currency other than the Company’s functional currency and is therefore not considered to be indexed to the Company’s own stock. Accordingly, the conversion feature was separated from the host contract and accounted for as a derivative instrument. The derivative conversion option was valued using a bi-nominal lattice model taking into account underlying unit factors such as conversion price, volatility, risk-free rates, the Company’s credit adjusted rates and dividend yield. On conversion of the debentures the liability amount was allocated to share capital and warrant derivative liability.

15.	EXPLORATION

	Year ended
	December 31	December 31
	2011	2010

Depreciation and depletion	$88	$107
Stock based compensation	394	436
Salaries, wages and benefits	1,420	1,001
Direct costs	8,305	3,282
	$10,207	$4,826

Endeavour Silver Corp.	Page - 21 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

16.	GENERAL AND ADMINISTRATIVE

	Year ended
	December 31	December 31
	2011	2010

Depreciation and depletion	$91	$69
Stock based compensation	3,998	3,483
Salaries, wages and benefits	3,084	2,276
Direct costs	3,877	3,170
	$11,050	$8,998

17.	FINANCE COSTS

	Year ended
	December 31	December 31
	2011	2010

Accretion on convertible debenture	$-	$1,632
Loss on conversion of convertible debentures	-	5,519
Accretion on provision for reclamation and rehabilitation	30	43
Interest expense on promissory note	4	39
	$34	$7,233

18.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Year Ended	Period Ended
	December 31	December 31
	2011	2010

Net changes in non-cash working capital
Accounts receivable	$901	$(1,799)
Inventories	(14,041)	(4,951)
Prepaid expenses	(1,712)	(1,033)
Due from related parties	(18)	25
Accounts payable and accrued liabilities	(380)	4,151
Income taxes payable	222	2,715
	$(15,028)	$(892)

Non-cash financing and investing activities:
Reclamation included in mineral property, plant and equipment	$175	$359
Fair value of exercised options allocated to share capital	3,066	3,020
Fair value of shares issued under the share appreciation rights plan	484	532
Fair value of exercised agent warrants allocated to share capital	214	356
Fair value of shares issued under stock bonus plan	39	193
Fair value of equity issued on acquisition of other mineral properties	-	2,358
Exercise of convertible debentures	-	7,408

Other cash disbursements:
Income taxes paid	$8,977	$498
Interest paid on convertible debenture	-	989
Interest paid on promissory note	4	39

Endeavour Silver Corp.	Page - 22 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

19.	SEGMENT DISCLOSURES

The Company’s operating segments are based on internal management reports that are reviewed by the Company’s executive (the chief operating decision makers) in assessing performance. The Company has two operating mining segments, Guanacevi and Guanajuato, which are both located in Mexico as well as exploration and corporate segments. The exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.

		December 31, 2011
	Corporate	Exploration	Guanacevi	Guanajuato	Total

Cash and cash equivalents	$63,183	$251	$11,382	$618	$75,434
Investments	34,099	-	-	-	34,099
Accounts receivables	176	22	5,586	1,608	7,392
Inventories	-	-	21,990	12,205	34,195
Prepaid expenses	1,632	208	1,612	321	3,773
Long term deposits	-	57	406	137	600
Mineral property, plant and equipment	153	1,140	66,362	25,873	93,528
Total assets	99,243	1,678	107,338	40,762	249,021
		Year Ended December 31, 2011
Silver revenue	$-	$-	$74,709	$26,368	$101,077
Gold revenue	-	-	9,110	17,810	26,920
Total revenue	-	-	83,819	44,178	127,997

Salaries, wages and benefits:
mining	-	-	4,846	3,502	8,348
processing	-	-	1,707	1,068	2,775
administrative	-	-	2,452	1,902	4,354
stock based compensation	-	-	236	230	466
change in finished goods and work in process inventory	-	-	(1,602)	(1,325)	(2,927)
Total salaries, wages and benefits	-	-	7,639	5,377	13,016

Direct costs:
mining	-	-	14,248	3,858	18,106
processing	-	-	8,536	4,198	12,734
administrative	-	-	2,251	1,903	4,154
change in finished goods and work in process inventory	-	-	(5,569)	(2,566)	(8,135)
Total direct production costs	-	-	19,466	7,393	26,859

Depreciation and depletion:
depreciation and depletion	-	-	10,895	11,237	22,132
change in finished goods and work in process inventory	-	-	(1,788)	(3,250)	(5,038)
Total depreciation and depletion	-	-	9,107	7,987	17,094

Royalties	-	-	2,228	-	2,228

Total cost of sales	-	-	38,440	20,757	59,197

Earnings (loss) before taxes	$(23,015)	$(10,207)	$45,379	$23,421	$35,578

Current income tax expense	159	-	4,130	4,489	8,778
Deferred income tax expense	-	-	6,427	1,618	8,045
Total income tax expense	159	-	10,557	6,107	16,823
Earnings (loss) after taxes	$(23,174)	$(10,207)	$34,822	$17,314	$18,755

The Exploration Segment included $3,005 (2010 - $nil) of costs incurred in Chile for the year ended December 31, 2011.

Endeavour Silver Corp.	Page - 23 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

		December 31, 2010
	Corporate	Exploration	Guanacevi	Guanajuato	Total

Cash and cash equivalents	$56,964	$-	$10,918	$155	$68,037
Short term investments	20,009	-	-	-	20,009
Available for sale investments	3,632	-	-	-	3,632
Accounts receivables and prepaids	1,352	188	5,284	3,475	10,299
Inventories	-	-	10,521	2,362	12,883
Due from related parties	218	-	-	-	218
Long term deposits	-	235	406	137	778
Mineral property, plant and equipment	54	702	56,674	13,811	71,241
Total assets	82,229	1,125	83,803	19,940	187,097
		Year Ended December 31, 2010
Silver revenue	$-	$-	$47,949	$16,033	$63,982
Gold revenue	-	-	7,727	14,801	22,528
Total revenue	-	-	55,676	30,834	86,510

Salaries, wages and benefits:
mining	-	-	3,889	2,949	6,838
processing	-	-	1,915	718	2,633
administrative	-	-	2,056	1,485	3,541
stock based compensation	-	-	411	283	694
change in finished goods and work in process inventory	-	-	132	(40)	92
Total salaries, wages and benefits	-	-	8,403	5,395	13,798

Direct costs:
mining	-	-	9,516	3,061	12,577
processing	-	-	7,714	3,685	11,399
administrative	-	-	2,429	949	3,378
change in finished goods and work in process inventory	-	-	(3)	(152)	(155)
Total direct production costs	-	-	19,656	7,543	27,199

Depreciation and depletion:
deprecation and depletion	-	-	6,781	8,550	15,331
change in finished goods and work in process inventory	-	-	130	(549)	(419)
Total depreciation and depletion	-	-	6,911	8,001	14,912

Royalties	-	-	1,212	-	1,212

Total cost of sales	-	-	36,182	20,939	57,121

Earnings (loss) before taxes	(36,426)	(4,826)	19,494	9,895	(11,863)

Current income tax expense	-	-	3,042	744	3,786
Deferred income tax expense	-	-	2,239	2,555	4,794
Total income tax expense	-	-	5,281	3,299	8,580
Earnings (loss) after taxes	$(36,426)	$(4,826)	$14,213	$6,596	$(20,443)

Endeavour Silver Corp.	Page - 24 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

20.	INCOME TAXES

(a)	Tax Assessments

Refinadora Plata Guanacevi SA de CV’s, a subsidiary of Endeavour, received a MXN$63 million (US$4.4 million) assessment on May 7th, 2011 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. During the audit process the Company retained an international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that it provided the appropriate documentation and support for the expenses and the tax assessment has no legal merit, other than as follows: As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $425, plus an additional interest and penalties of $460, for which the Company has made a provision in the consolidated financial statements for the period ended December 31, 2011. The Company has provided the government a 3% bond and has commenced the appeal process.

Minera Santa Cruz y Garibaldi SA de CV’s, a subsidiary of Endeavour, received a MXN$238 million (US$17.0 million) assessment on October 12th, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. During the audit process the Company retained an international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that it provided the appropriate documentation and support for the expenses and the tax assessment has no legal merit. As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $40, plus an additional interest and penalties of $40, for which the Company has made a provision in the consolidated financial statements for the period ended December 31, 2011.The Company commenced the appeal process.

When circumstances cause a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change will be reflected in current income.

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

(b)	Deferred Income Tax Liability

	December 31,	December 31,	January 1
Mexico operations	2011	2010	2010

Deferred income tax assets:
Tax loss carryforwards	$176	$80	$1,365
Provision for reclamation and rehabilitation	651	527	489
Other	146	487	133
Deferred income tax liabilities:
Inventories	(8,355)	(2,687)	(1,024)
Mineral properties, plant and equipment	(11,990)	(10,069)	(8,301)
Other	(1,434)	(961)	(207)
Deferred income tax liabilities, net	$(20,806)	$(12,623)	$(7,545)

As at December 31, 2011, the Company had available for deduction against future taxable income in Mexico non-capital losses of approximately $586 (2010 – $286). These losses, if unutilized, expire in 2020.

As at December 31, 2011, no deferred tax assets are recognized on the following temporary differences as it is not probable that sufficient future taxable profit will be available to realize such assets:

Endeavour Silver Corp.	Page - 25 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

	December 31,	December 31,
Canada operations	2011	2010

Deferred income tax assets:
Tax loss carryforwards	$3,640	$7,524
Mineral properties, plant and equipment	585	665
Financing Costs	834	1,548
Other	476	287
Unrecognized deferred income tax assets, net	$5,535	$10,024

As at December 31, 2011, the Company had available for deduction against future taxable income in Canada non- capital losses of approximately CAN $14,170 (2010 – CAN $30,728). These losses, if unutilized, have expiration years ranging from 2012 to 2029.

(c)	Income Tax Expense

	December 31,	December 31,
	2011	2010

Current income tax expense
Current income tax expense in respect of current year	$8,718	$3,786
Adjustments recognized in the current year in relation to prior years	60	-
Deferred income tax expense
Deferred tax expense recognized in the current year	8,045	4,794
Total income tax expense	$16,823	$8,580

	December 31,	December 31,
	2011	2010

Canadian statutory tax rates	26.50%	28.50%

Income tax charge/(benefit) computed at Canadian statutory rates	$9,428	$(3,380)
Foreign tax rates different from statutory rate	2,319	393
Mark-to-market loss on derivative liabilities	3,642	6,302
Finance Costs	-	2,061
Stock-based compensation	1,289	1,334
Foreign exchange	2,116	57
Inflationary adjustment	300	472
Other	215	(802)
Adjustments recognized in the current year in relation to prior years	1,432	(160)
Current year losses not recognized	946	2,303
Recognition of previously unrecognized losses	(5,023)	-
Withholding taxes	159	-
Tax provision	$16,823	$8,580

Endeavour Silver Corp.	Page - 26 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

21.	FINANCIAL INSTRUMENTS

(a)   Financial Assets and Liabilities

As at December 31, 2011, the carrying and fair values of our financial instruments by category are as follows:

In thousands of US Dollars

	Held for	Loans &	Available	Financial	Carrying	Fair
	trading	receivables	for sale	liabilities	value	value
	$	$	$	$	$	$

Financial assets:
Cash and cash equivalents		75,434	-	-	75,434	75,434
Investments	16,473	-	17,626	-	34,099	34,099
Accounts receivable	-	7,392	-	-	7,392	7,392
Total financial assets	16,473	82,826	17,626	-	116,925	116,925

Financial liabilities:
Accounts payable and accrued liabilities	-	-	-	12,566	12,566	12,566
Derivative liabilities	-	-	-	13,130	13,130	13,130
Total financial liabilities	-	-	-	25,696	25,696	25,696

Fair value hierarchy

IFRS 7 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The fair values at December 31, 2011 are:

	Total	Level 1	Level 2	Level 3
	$	$	$	$

Financial assets:
Investments	34,099	34,099	-	-
Total financial assets	34,099	34,099	-	-

Financial liabilities:
Derivative liabilities	13,130	-	13,130	-
Total financial liabilities	13,130	-	13,130	-

Endeavour Silver Corp.	Page - 27 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

The three levels of the fair value hierarchy established by IFRS 7 are as follows:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Money market investments, marketable securities and notes receivable are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

Level 2:	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term.

The Company determines the fair value of the embedded derivative related to its Canadian dollar denominated common share purchase warrants based on the closing price that is a quoted market price obtained from the exchange that is the principal active market for the warrants for publicly traded warrants. For the non-publicly traded warrants, the Company uses Black-Scholes option pricing model to determine the fair value therefore this financial liability has been included in Level 2 of the fair value hierarchy.

Level 3:	Inputs for the asset are not based on observable market data.

The Company has no financial assets or liabilities included in Level 3 of the fair value hierarchy.

(b)   Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, money market investments, notes receivable and value added tax receivable balance. Credit risk exposure on bank accounts and short term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. The notes receivable credit risk exposure is limited by continual discussion with external advisors. Value added tax (“IVA”) receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government.

The carrying amount of financial assets represents the maximum credit exposure.

Below is an aged analysis of the Company’s receivables:

	Carrying	Gross	Carrying	Gross	Carrying	Gross
	amount	impairment	amount	impairment	amount	impairment
	December 31, 2011		December 31, 2010		January 31, 2010

Less than 1 month	$2,498	$-	$2,276	$-	$2,641	$-
1 to 3 months	3,485	4	3,177	-	2,262	-
4 to 6 months	21	8	2,720	-	1,318	-
Over 6 months	2,164	764	1,043	760	1,261	800
Total accounts receivable	$8,168	$776	$9,216	$760	$7,482	$800

Endeavour Silver Corp.	Page - 28 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

At December 31, 2011, 99% of the receivables that were outstanding over one month are comprised of IVA and income tax receivables in Mexico.

At December 31, 2011 an impairment loss of $595 relates to IVA receivable amounts from prior years and $181 relates to an allowance on related party receivables. At December 31, 2010 an impairment of $760 relates to IVA receivable amounts from prior years.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities and receivables. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover the likely short term cash requirements and commitments.

In the normal course of business the Company enters into contracts that give rise to future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2011 are:

	Less than	1 to 3	4 to 5	Over 5
	1 year	years	years	years	Total
	$	$	$	$	$

Accounts payable and accrued liabilities	9,084	-	-	-	9,084
Income taxes payable	3,482	-	-	-	3,482
Provision for reclamation and rehabilitation	-	884	1,845	-	2,729
Capital expenditure commitments	850	-	-	-	850
Minimum rental and lease payments	268	550	565	165	1,548
Total financial assets	13,684	1,434	2,410	165	17,693

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest risk, and commodity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars, therefore the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company’s convertible debentures were issued in Canadian dollars and related interest expense was incurred in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

The U.S. dollar equivalents of financial assets and liabilities denominated in currencies other than the US dollar as at December 31 are as follows:

	December 31, 2011		December 31, 2010
	Canadian Dollar	Mexican Peso	Canadian Dollar	Mexican Peso

Financial Assets	$65,339	$12,228	$59,317	$18,346
Financial Liabilities	(14,086)	(7,586)	(30,652)	(6,640)
Net Financial Assets	$51,253	$4,642	$28,665	$11,706

Of the financial assets listed above, $46,539 (2010 – $43,743) represents cash and cash equivalents held in Canadian dollars, and $3,839 (2010 - $9,949) represents cash held in Mexican Pesos. The remaining cash balance is held in U.S. dollars. The money market investments and ABCP notes are denominated in Canadian dollars.

Endeavour Silver Corp.	Page - 29 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

As at December 31, 2011, with other variables unchanged, a 5% strengthening of the US dollar against the Canadian dollar would decrease net earnings by $2,441 due to these financial assets and liabilities.

As at December 31, 2011, with other variables unchanged, a 5% strengthening of the US dollar against the Mexican peso would decrease net earnings by $221 due to these financial assets and liabilities.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents.

Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to , industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk.

Equity Price Risk – Fair values in the Company’s derivative liabilities related to the outstanding warrants are subject to equity price risk. Changes in the market value of the Company’s common shares may have a material effect on the fair value of the Company’s warrants and on net income. As at December 31, 2011, with other variables unchanged, a 10% strengthening of the market price of the Company’s common shares would decrease net earnings by $1,609.

22.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in Note 2, these are the Company’s first consolidated financial statements prepared in accordance with IFRS. An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position and comprehensive loss is set out in this note.

The accounting policies set out in Note 3 have been applied in preparing the financial statements for the period ended December 31, 2011, the comparative information presented in these financial statements for the period ended December 31, 2010 and in the preparation of an opening IFRS Statement of Financial Position at January 1, 2010 (the Company’s date of transition).

FIRST TIME ADOPTION OF IFRS

The Company has adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. Under IFRS 1 First time adoption of International Financial Reporting Standards (IFRS 1), the IFRS standards are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under GAAP taken to deficit, with IFRS 1 providing for certain optional and mandatory exemptions to this principle.

The Company has elected to apply the following optional exemptions

Share-based payment transactions
IFRS 1 allows that full retrospective application may be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any real liabilities. A first-time adopter can elect to not apply IFRS 2 to share-based payments granted after November 7, 2002 that vested before the later of (a) the date of transition to IFRS and (b) January 1, 2005. The Company has elected this exemption and will apply IFRS2 to only unvested stock options as at January 1, 2010 being the transition date.

Business Combinations
IFRS 1 allows that a first-time adopter may elect not to apply IFRS 3 Business Combinations (IFRS 3) retrospectively to business combinations prior to the date of transition avoiding the requirement to restate prior business combinations. The Company has elected to apply IFRS 3 to business combinations that occur on or after January 1, 2010.

Endeavour Silver Corp.	Page - 30 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

Decommissioning Liabilities
IFRS requires specified changes in a decommissioning or similar liability to be added or deducted from the cost of the asset to which it relates. The adjusted depreciable amount is then depreciated prospectively over its remaining useful life. IFRS 1 allows a first time adopter to not comply fully with these accounting requirements for changes in such liabilities that occurred before the date of transition and instead apply a simplified method which is set out in IFRS 1. The Company has elected this exemption.

Cumulative translation differences
IFRS 1 allows that a first-time adopter may elect to deem all cumulative translation differences to be zero at the date of transition. The Company has elected this exemption and as such the cumulative translation amount of $212 previously included in other comprehensive income has been reallocated to deficit.

Borrowing Costs
Borrowing costs related to the acquisition, construction or production of qualifying assets must be capitalized under IAS 23(R). This is effective for fiscal years beginning on or after January 1, 2009, with earlier application permitted. IFRS 1 allows the effective date to be the date of transition to IFRS rather than January 1, 2009. The Company has elected this exemption and as such there is no difference between Canadian GAAP and IFRS on transition.

Fair value as deemed cost
The Company may elect either two options when measuring the value of its assets under IFRS. It may elect, on an asset by asset basis, to use either historical cost as measured under retrospective application of IFRS or fair value of an assets at the opening statement of financial position date. The Company has elected to use historical cost for its assets.

Reconciliation to previously reported financial statements

A reconciliation of the above noted changes is included in these following Consolidated Statements of Financial Position and Consolidated Statements of Comprehensive Income for the dates noted below. The effects of transition from GAAP to IFRS on the cash flow are not material; therefore a reconciliation of cash flows has not been presented.

Transitional Consolidated Statement of Financial Position Reconciliation – January 1, 2010
Consolidated Statement of Financial Position Reconciliation – December 31, 2010
Consolidated Statement of Operations and Comprehensive Income Reconciliation – December 31, 2010.

Endeavour Silver Corp.	Page - 31 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

The January 1, 2010 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

		January 1,	Effect of	January 1,
	Ref	2010	Transition to IFRS	2010
		CAN GAAP		IFRS
ASSETS
Current assets
Cash and cash equivalents		$26,702	$-	$26,702
Investments		4,521		4,521
Accounts receivable		6,682		6,682
Inventories	e)	6,100	(68)	6,032
Prepaid expenses		1,028		1,028
Total current assets		45,033	(68)	44,965
Long term deposits		1,153		1,153
Redemption call option on covertible debentures	f)	2,693	(2,693)	-
Mineral property, plant and equipment	b) e)	57,002	(1,577)	55,425
Total assets		$105,881	$(4,338)	$101,543

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$5,230	$-	$5,230
Current portion of promissory note		231		231
Accrued interest on convertible debentures		254		254
Income taxes payable		545		545
Total current liabilities		6,260	-	6,260

Promissory note		248		248
Provision for reclamation and rehabilitation	b)	1,740	278	2,018
Deferred income tax liability	e)	8,103	(558)	7,545
Liability portion of convertible debentures	f)	8,149	(4,483)	3,666
Convertible debenture derivative liability	f)	-	21,926	21,926
Warrant Derivative Liability	d)	-	7,823	7,823
Total liabilities		24,500	24,986	49,486

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 60,626,203	d) f)	112,173	(2,760)	109,413
Equity portion of convertible debentures	f)	2,164	(2,164)	-
Contributed surplus	a)	12,948	(5,629)	7,319
Accumulated comprehensive income	c)	749	(212)	537
Deficit		(46,653)	(18,559)	(65,212)
Total shareholders' equity		81,381	(29,324)	52,057
		$105,881	$(4,338)	$101,543

Endeavour Silver Corp.	Page - 32 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

The December 31, 2010 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

		December 31,	Effect of	December 31,
	Ref	2010	Transition to IFRS	2010
		CAN GAAP		IFRS
ASSETS
Current assets
Cash and cash equivalents		$68,037		$68,037
Investments		20,090		20,090
Notes receivable		3,551		3,551
Accounts receivable		8,456		8,456
Inventories	e)	12,971	(88)	12,883
Prepaid expenses		2,061		2,061
Total current assets		115,166	(88)	115,078
Long term deposits		778		778
Mineral property, plant and equipment	b) e)	72,479	(1,238)	71,241
Total assets		$188,423	$(1,326)	$187,097

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$9,464		$9,464
Current portion of promissory note		231		231
Income taxes payable		3,260		3,260
Total current liabilities		12,955		12,955

Promissory note		56		56
Provision for reclamation and rehabilitation	b)	2,242	282	2,524
Deferred income tax liability	e)	14,157	(1,534)	12,623
Warrant Derivative Liability	d)	-	29,348	29,348
Total liabilities		29,410	28,096	57,506

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 80,720,420	d) f)	183,296	22,566	205,862
Contributed surplus	a) d)	13,635	(5,842)	7,793
Accumulated comprehensive income	c)	1,656	(212)	1,444
Opening deficit		(46,653)	(18,412)	(65,065)
Deficit		7,079	(27,522)	(20,443)
Total shareholders' equity		159,013	(29,422)	129,591
		$188,423	$(1,326)	$187,097

Endeavour Silver Corp.	Page - 33 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

The Canadian GAAP consolidated statement of operations and comprehensive income for the year ended December 31, 2010 has been reconciled to IFRS as follows:

		December 31,	Effect of	December 31,
	Ref	2010	Transition to IFRS	2010
		CAN GAAP		IFRS

Revenue		$86,510		$86,510

Cost of sales:
Direct costs	g)	41,514	(1,212)	40,302
Royalties	g)	-	1,212	1,212
Stock-based compensation	g)	-	694	694
Amortization and depletion	b) e) g)	15,447	(534)	14,913
		56,961	160	57,121

Mine operating earnings		29,549	(160)	29,389

Expenses:
Exploration	g)	4,283	543	4,826
General and administrative	g)	5,485	3,513	8,998
		9,768	4,056	13,824

Income from operations		19,781	(4,216)	15,565

Mark-to-market gain (loss) on derivative liabilities	d) f)	-	(22,113)	(22,113)
Finance costs	f) g)	-	(7,233)	(7,233)

Other income (expense):
Mark-to-market gain on redemption call option	f)	703	(703)	-
Accretion of convertible debentures	g)	(1,088)	1,088	-
Stock-based compensation	a) g)	(4,679)	4,679	-
Foreign Exchange	e) f)	1,156	89	1,245
Gain (loss) on marketable securities		195		195
Investment and other income		478		478
		(3,235)	5,153	1,918

Income before income taxes		16,546	(28,409)	(11,863)

Income tax expense:
Current income tax expense		3,786		3,786
Deferred income tax expense	e)	5,681	(887)	4,794
		9,467	(887)	8,580

Net income (loss) for the period		7,079	(27,522)	(20,443)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities		22		22
Unrealized gain on notes receivable		953		953
Unrealized foreign exchange gain (loss) on available for sale securities		127		127
Reclassification adjustment for loss (gain) included in net income		(195)		(195)
		907	-	907
Comprehensive income (loss) for the period		7,986	(27,522)	(19,536)

Basic earnings per share based on net earnings		$0.11	$(0.43)	$(0.31)

Diluted earnings per share based on net earnings		$0.10	$(0.42)	$(0.31)

Basic weighted average number of shares outstanding		65,646,786	65,646,786	65,646,786

Diluted weighted average number of shares outstanding		69,122,226	69,122,226	65,646,786

Endeavour Silver Corp.	Page - 34 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

Adjustments on transition to IFRS:
The following is a summary of the significant accounting differences considered as part of the IFRS transition project and, where appropriate, the quantification of the adjustments required as of the transition date and for the comparative period.

Functional currency and foreign exchange translation
Canadian GAAP requires an entity to determine whether a subsidiary is an integrated or self sustaining entity based on the functional currency of the parent company. This determination dictates the method of foreign exchange translation for the consolidated financial statements. Under IFRS an entity is required to assess its functional currency independently for each entity within a consolidated group. The Company has completed its assessment and has determined that there is no change to the functional currency of its entities.

Componentization of mineral property, plant and equipment
IFRS requires entities to componentize all long lived assets and record amortization on a component-by-component basis whereas under Canadian GAAP the concept of componentization may not be applied on as rigorous a basis as under IFRS therefore differences in practice may arise. The Company has completed its assessment on all long-lived assets in order to determine if a material difference exists between the application of componentization under Canadian GAAP and that to be applied under IFRS. The Company has determined that there is no material impact.

Asset impairment
Both Canadian GAAP and IFRS require an entity to undertake quantitative impairment testing where there is an indication of impairment. Further there is a requirement under IFRS for the Company to assess whether indicators of impairment exist at the date of transition to IFRS.

Unlike Canadian GAAP, IFRS requires impairment charges to be reversed if circumstances leading to the impairment no longer exist. The Company has no historic impairment charges which could be reversed as of the transition date.

As at the transition date, there were no indications of impairment under IFRS identified by management, therefore no formal quantitative impairment was undertaken.

Adjustments on transition to IFRS:

(a)   Share-based payment transactions

On transition to IFRS the Company has elected to change its accounting policy for the treatment of amounts recorded in contributed surplus which relate to vested stock options which expire unexercised. Under IFRS amounts recorded for expired unexercised vested stock options will be transferred to deficit on the date of expiry. Previously the Company’s Canadian GAAP policy was to leave such amounts in contributed surplus.

Impact on Consolidated Statements of Financial Position

	December 31	January 1
	2010	2010
Contributed surplus	$(5,724)	$(5,577)
Adjustment to deficit	$5,724	$5,577

A further difference is that IFRS 2 requires that forfeiture estimates be recognized in the period they are estimated and revised for actual forfeitures in subsequent periods, whereas under the Company’s Canadian GAAP policy forfeitures of awards have been recognized as they occur. On application of the IFRS 1 exemption noted previously, this change in accounting was applied only to unvested awards as of the transition date.

Impact on Consolidated Statements of Financial Position

	December 31	January 1
	2010	2010
Contributed surplus	$(118)	$(52)
Adjustment to deficit	$118	$52

Endeavour Silver Corp.	Page - 35 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

Impact on Consolidated Statements of Operations and Comprehensive Income

Year ended
December 31
2010
Stock-based compensation	$(66)
Adjustment to comprehensive loss	$(66)

(b)   Provision for reclamation and rehabilitation

The primary differences between IFRS and Canadian GAAP for reclamation and rehabilitation provisions include the basis of estimation for undiscounted cash flows, the discount rate, frequency of liability re-measurement and the recognition of a liability when a constructive obligation exists. Canadian GAAP requires a liability to be recognized when there is a legal obligation whereas IFRS expands the recognition principle by requiring that a liability be recorded if there is a legal or constructive obligation.

Canadian GAAP requires the estimate of undiscounted cash flows to be based on the amount that a third party would demand to assume the obligation, whereas IFRS focuses on management’s best estimate of the expenditures required to settle the obligation. Under Canadian GAAP the discount rate used to determine the present value of the liability is the credit-adjusted risk free rate for the entity whereas IFRS requires the use of a discount rate that reflects the risks specific to the liability. Under Canadian GAAP the Company’s provision for reclamation and rehabilitation is remeasured when there is a change in the amount or timing of cash flows required to settle the obligation whereas IFRS requires the re-measurement at each reporting date.

On consideration of the differences noted in the above paragraph, an adjustment is required to reflect the impact of applying a discount rate specific to the liability. The adjustment to the provision for the change in discount rate was recorded against mineral property, plant and equipment in accordance with the IFRS 1 exemption described above.

Impact on Consolidated Statements of Financial Positon

	December 31	January 1
	2010	2010
Property, plant and equipment	$275	$278
Provision for reclamation and rehabilitation	282	278
Adjustment to deficit	$(7)	$-

Impact on Consolidated Statements of Comprehensive Income

Year ended
December 31
2010
Depreciation and depletion	$7
Adjustment to comprehensive loss	$7

(c)   Cumulative translation differences

At the date of transition under Canadian GAAP there was a cumulative translation adjustment relating to the Company’s change in functional currency in 2007. The Company has chosen to apply the related IFRS 1 election and has eliminated the cumulative translation difference.

Impact on Consolidated Statements of Financial Position

	December 31	January 1
	2010	2010
Accumulated comprehensive income	$(212)	$(212)
Adjustment to deficit	$212	$212

Endeavour Silver Corp.	Page - 36 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

(d)   Warrant Derivative Liability

Under IFRS, the warrants issued by the Company with an exercise price denominated in a currency other than its functional currency must be classified as liabilities (as they do not meet the definition of an equity instrument) and are recognized at fair value with changes in fair value being recognized as a profit or loss. There is no such requirement under Canadian GAAP as warrants issued by the Company meet the definition of an equity instrument. The Company’s outstanding warrants are denominated in Canadian dollars and the functional currency is the US dollar therefore the Company will recognize the warrants as a liability with changes to the fair value of the liability being recognized in net earnings.

The Company’s publicly traded warrants were valued based on the quoted market value of these warrants as of January 1, 2010 and December 31, 2010 are classified in Level 1 of the fair value hierarchy. The non-publicly traded warrants have been valued using Black-Scholes valuation model and are classified in Level 2 of the fair value hierarchy.

Impact on Consolidated Statements of Financial Position

	December 31	January 1
	2010	2010
Warrant derivative liability	$29,348	$7,823
Common shares	(1,594)	(3,719)
Adjustment to deficit	$27,754	$4,104

Impact on Consolidated Statements of Comprehensive Income

Year ended
December 31
2010
Mark to market loss on derivative liability	$(23,650)
Adjustment to comprehensive loss	$(23,650)

(e)   Income Tax

There are a number of differences between Canadian GAAP and IFRS related to income taxes with the three that are most significant to the Company being the calculation of temporary differences on non-monetary items, the initial recognition exemption (the “IRE”) on an asset acquisition and inflation adjustments on tax assets.

Initial recognition exemption

Under Canadian GAAP deferred tax liabilities (“DTL”) arising from temporary differences at the date an asset is acquired are recognized using a circular calculation with the other side recognized against the asset. Under IFRS, in the circumstances described above, deferred tax is prohibited from being recognized. Under Canadian GAAP deferred tax was recognized using the above methodology for the Minera Santa Cruz y Garibaldi S.A. de C.V. and Metalurgica Guanacevi S.A. de C.V. asset acquisitions.

Calculation of temporary difference on non-monetary items

Under Canadian GAAP, deferred tax balances are calculated in the currency in which the taxes are paid and then converted to the accounting presentation currency at the current exchange rate whereas IFRS requires that deferred taxes be determined in an entity’s functional accounting currency by comparing the historic non monetary accounting basis to the tax basis converted at the current exchange rate. Adjustments arise from this different treatment when an entity’s functional currency differs from that in which the entity calculates and pays tax. The Company’s adjustments for this difference primarily relate to the Mexican subsidiaries which have significant mineral property, plant and equipment balances recorded.

Inflationary adjustments on tax assets

Under Canadian GAAP, when the tax basis of assets is adjusted for inflation the inflationary impact is not recognized whereas under IFRS, the revaluation of the tax base for inflation is recognized in profit or loss.

Endeavour Silver Corp.	Page - 37 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

Impact on Consolidated Statements of Financial Position

	December 31	January 1
	2010	2010
Inventory	$(88)	$(68)
Property, plant and equipment	(1,513)	(1,855)
Deferred income tax liability	(1,534)	(558)
Adjustment to deficit	$(67)	$(1,365)

Impact on Consolidated Statements of Operations and Comprehensive

Year ended
December 31
2010
Depreciation and depletion	$(322)
Foreign exchange gain (loss)	89
Deferred income tax expense	(887)
Adjustment to comprehensive loss	$(1,298)

(f)   Convertible Debentures

Under Canadian GAAP, the asset, liability and equity components of the Company’s convertible debentures are separately determined and classified on the consolidated statements of financial position. The asset portion represents the value of the Company’s redemption option. The liability component represents the amortized cost of the host debt contract, while the equity component reflects the residual value at inception after determination of the fair value of the host debt contract and redemption option at inception. Transaction costs were allocated proportionately to the host debt and equity components at the inception date.

Under IFRS, due to the conversion option’s exercise price being denominated in a currency other than the Company’s functional currency, the holders’ conversion feature is also considered an embedded derivative. As such all components of the convertible debentures are presented on the consolidated statements of financial position as financial liabilities. Under IFRS the conversion and redemption features were separated from the host contract and accounted for as a net derivative instrument.

Impact on Consolidated Statements of Financial Position

	December 31	January 1
	2010	2010
Redemption option on convertible debentureS	$-	$(2,693)
Liability portion of convertible debentures	-	(4,483)
Converitble debenture derivative liability	-	21,926
Common shares	24,160	959
Equity portion of convertible debenture	-	(2,164)
Adjustment to deficit	$24,160	$18,931

Impact on Consolidated Statements of Comprehensive Income

Year ended
December 31
2010
Mark to market gain (loss) on derivative liability	$1,538
Mark to market gain on redemption call option	(703)
Foreign exchange gain (loss)	-
Finance Costs	6,063
Adjustment to comprehensive loss	$(5,228)

Endeavour Silver Corp.	Page - 38 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

(g)   Presentation Adjustments

Stock-based compensation
In the Company’s statement of operations prepared in accordance with Canadian GAAP the stock-based compensation was disclosed as a separate line item whereas under IFRS the Company has allocated this amount based on the underlying function which results in a reallocation of the costs.

Impact on Consolidated Statements of Comprehensive Incom

Year ended
December 31
2010
Stock-based compensation	$(4,613)
Production cost	694
Exploration cost	436
General and administrative	3,483
Adjustment to comprehensive loss	$-

Finance Costs
In the Company’s statement of operations prepared in accordance with Canadian GAAP the accretion of convertible debentures, interest expense and accretion on asset retirement obligations were presented as; accretion of convertible debentures, and within general and administration and depletion & depreciation, respectively. Under IFRS the Company has presented these amounts within Finance costs.

Impact on Consolidated Statements of Comprehensive Income

Year ended
December 31
2010
Accretion of convertible debenture	$(1,088)
General and administrative	$(39)
Depletion and depreciation	$(43)
Finance costs	1,170
Adjustment to comprehensive loss	$-

Corporate and exploration depreciation
In the Company’s statement of comprehensive income prepared in accordance with Canadian GAAP the depreciation on corporate and exploration assets was included with depreciation and depletion whereas under IFRS the Company has allocated these amount based on the underlying function which results in a reallocation of the costs to general and administrative and exploration.

Impact on Consolidated Statements of Comprehensive Income

Year ended
December 31
2010
Depreciation and depletion	$(176)
General and administrative	69
Exploration	107
Adjustment to comprehensive loss	$-

Endeavour Silver Corp.	Page - 39 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #301, 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
Telephone: (604) 685-9775
1-877- 685-9775
Facsimile: (604) 685-9744
Website: www.edrsilver.com

DIRECTORS	Bradford Cooke
Godfrey Walton
Leonard Harris
Mario Szotlender
Geoff Handley
Rex McLennan
Ricardo Campoy

OFFICERS	Bradford Cooke ~ Chairman and Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Dan Dickson ~ Chief Financial Officer
Dave Howe ~ Vice-President, Country Manager
Barry Devlin ~ Vice-President, Exploration
Hugh Clarke ~ Vice-President, Corporate Communications
Bernard Poznanski - Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

New York Stock Exchange
Trading Symbol – EXK

Frankfurt Stock Exchange
Trading Symbol - EJD

Endeavour Silver Corp.	Page - 40 -